SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

November 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed October 7, 2022
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated November 14, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1.

Amendment No. 2 to Registration Statement submitted November 15, 2022

Exhibit 23.1, page 1

1.	Please advise Audit Alliance LLP to revise their consent to include a statement acknowledging the reference of their name as an “expert” in auditing and accounting as disclosed on page 113.

We have attached an updated consent form Audit Alliance acknowledging being named as an “expert” as set forth in Exhibit 23.1.

The sale or availability for sale of substantial amounts of our Ordinary Shares…, page 21

2.	Revise this risk factor to acknowledge that you are registering for resale a portion of those shares held by your Selling Shareholders in a separate prospectus, in addition to those shares being sold in this initial public offering, so that it is clear to investors that such sales may further adversely impact your market price.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Scott Anderegg

We have updated this risk factor as requested.

Sincerely,

SAG Holdings Limited

/s/ Ivy Lee
By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood